SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION
Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
▪	Report of Independent Registered Public Accounting Firm

▪	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

▪	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004

▪	Notes to Financial Statements

▪	Supplemental Schedule
The Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004 filed herewith are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 28, 2006

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

/s/ DAVID A. DYKSTRA

David A. Dykstra, Trustee

3

Financial Statements and Supplemental Schedule
Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2005 and 2004

Wintrust Financial Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
June 22, 2006

Wintrust Financial Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Cash	$10,441	$248
Investments, at fair value	57,308,028	48,419,978
Participant contributions receivable	204,126	129,708
Employer matching contributions receivable	1,976,636	1,628,661

Total assets	59,499,231	50,178,595

Liabilities
Outstanding trades payable	7,343	–

Net assets available for benefits	$59,491,888	$50,178,595

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Additions
Investment income:
Net appreciation in fair value of investments	$1,461,030	$4,600,477
Interest and dividends	1,438,078	676,096

	2,899,108	5,276,573

Participant contributions – salary deferral	5,171,723	3,977,567
Participant contributions – rollover	1,025,533	929,633
Employer matching contributions, net of forfeitures	1,984,971	1,630,357
Transfers from Northview Bank & Trust 401(k) Plan	1,433,959	–
Transfers from Northview Mortgage LLC 401(k) Plan	136,864	–
Transfers from Town Bank 401(k) Plan	250,433	–
Transfers from First Northwest Bank 401(k) Plan	808,416	–
Transfers from Advantage National Bank 401(k) Plan	–	409,054
Transfers from Village Bancorp. Inc 401(k) Simple Savings Plan	–	176,848

Total additions	13,711,007	12,400,032

Deductions
Benefits paid to participants	4,397,714	1,682,317

Net increase in net assets available for benefits	9,313,293	10,717,715

Net assets available for benefits
Beginning of year	50,178,595	39,460,880

End of year	$59,491,888	$50,178,595

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 2005 and 2004
1. Description of the Plan
The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.
In 2005, the Northview Bank & Trust 401(k) Plan, the Northview Mortgage, LLC 401(k) Plan, the Town Bank 401(k) Plan, and the First Northwest Bank 401(k) Plan were merged into the Plan, and in 2004, the Advantage National Bank 401(k) Plan and the Village Bancorp, Inc. 401(k) Simple Savings Plan were merged into the Plan.
Contributions
The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (the Code), which during 2005 was $14,000, plus an additional $4,000 for participants over the age of 50. During 2004, participant maximum contributions were $13,000 plus an additional $3,000 for participants over the age of 50. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations. Participant contributions and earnings thereon are fully vested.
The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2005 and 2004, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. Additional amounts may be contributed at the discretion of the Company. In 2005, the Company’s matching contribution was offset by approximately $85,000 of forfeiture balances. These forfeiture balances were acquired from the mergers of other plans.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment of Plan Assets
A trust fund was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A., a subsidiary of the Company and a party in interest.
Participant Loans
Participants may borrow from their fund account up to the lesser of $50,000 or 50% of their account balance. Loan terms are established by the plan administrator in accordance with the Plan Agreement. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates, as determined by the plan administrator.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or annual installments. For termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared under the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for the investment contract, investments are reported at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Wintrust Financial Corporation common stock is a unitized fund composed principally of Wintrust Financial Corporation common stock and is valued at the daily unit closing price. The loans to participants are reported at their outstanding balances, which approximate fair value.
The investment contract is recorded at its contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest. The fair value of the investment contract approximates contract value. The crediting interest rate for the investment contract is reset quarterly by the issuer but cannot be less than zero and was 4.80% for the last quarter of 2005. The average annualized yield approximated the crediting interest rate.
Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Administrative Expenses
Administrative expenses of the Plan are paid from the trust fund to the extent they are not paid by the Company. All administrative expenses were paid by the Company for the years ended December 31, 2005 and 2004.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2005	2004
Wintrust Financial Corporation common stock*	$8,956,359	$7,887,471
Metlife Stable Value	7,601,164	6,231,304
Wayne Hummer Growth Fund*	6,314,974	7,160,883
American Funds Growth Funds of America	5,592,196	4,826,181
American Funds Investment Co. of America	4,653,221	4,075,450
Fidelity Spartan 500 Index	4,274,605	–
American Funds EuroPacific Growth Fund	4,243,419	3,044,327
Federated Total Return Government Bond Fund	3,054,142	–

*	Indicates party in interest to the Plan.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

	Years Ended December 31
	2005	2004

Common stock	$(171,749)	$1,491,712
Mutual funds	1,632,779	3,108,765

	$1,461,030	$4,600,477

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated November 27, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
5. Subsequent Event
In the first quarter of 2006, the State Bank of The Lakes Profit Sharing and Savings Plan was merged into the Plan, increasing the Plan’s assets by approximately $7.5 million.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

		Current
Description of Investment	Units /Shares	Value
Investment contract:
Metlife Stable Value	60,308	$7,601,164

Common stock:
Wintrust Financial Corporation*	167,338	8,956,359

Mutual funds:
Wayne Hummer Growth Fund*	159,873	6,314,974
American Funds Growth Funds of America	181,212	5,592,196
American Funds Investment Co. of America	148,381	4,653,221
Fidelity Spartan 500 Index Fund	49,693	4,274,605
American Funds EuroPacific Growth Fund	103,246	4,243,419
Federated Total Return Government Fund	284,636	3,054,142
Janus Enterprise Fund	59,270	2,484,015
FidelityAdvisor Equity Growth Fund	46,917	2,383,841
Lord Abbett Mid Cap Value Fund	91,881	2,059,046
Ariel Growth Fund	32,767	1,640,621
William Blair Growth Fund	108,893	1,233,762
Value Line Emerging Opportunities Fund	40,666	1,140,679
Aim Basic Value Fund	17,226	589,489
Lord Abbett Large Cap Research Fund	9,104	251,350
Vanguard Windsor II Fund	9	285
Federated Kaufmann Fund	51	284
Participant loans (4% to 10%)		834,576

		$57,308,028

*	Indicates party in interest to the Plan.`

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm